SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE IN INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. )

CoConnect, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

 19188W 301

c/o Mastermind Marketing, Inc.

1450 W Peachtree ST NW

Atlanta, GA

30309

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 19188W 301

1	Names of Reporting Person. Villanta Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or Place of Organization

Georgia

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,771,028 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 8,771,028 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,771,028
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 25.5%
14	Type of Reporting Person CO

(1)

Villanta Corporation is controlled by its sole director Michael Gelfond. Michael Gelfond has the sole voting and dispositive power of the securities held by Villanta Corporation.

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CUSIP No. 19188W 301

1	Names of Reporting Person. Michael Gelfond
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6	Citizenship or Place of Organization

Georgia

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,771,028 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 8,771,028 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,771,028 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 25.5%
14	Type of Reporting Person IN

(1)

Villanta Corporation is controlled by its sole director Michael Gelfond. Michael Gelfond has the sole voting and dispositive power of the securities held by Villanta Corporation.

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SCHEDULE 13D

This Schedule 13D is filed on behalf of Villanta Corporation, a Georgia Corporation (“Villanta”) and Michael Gelfond, the sole director of Villanta, who, together with Villanta the “Reporting Persons”.

Item 1.          Security and Issuer

Securities acquired: Common Stock, $0.001 par value (“Common Stock”)

Issuer:    CoConnect, Inc. (the “Issuer”)

3651 Lindell Road, Suite D565

Las Vegas, NV

89103

Item 2.          Identity and Background

(a) This statement is filed by:

(i) Villanta, which is the holder of record of approximately 25.5% of the issued and outstanding shares of all classes of Common Stock (34,396,187) based on the number of shares of Common Stock outstanding as of February 14, 2018, as reported by the Issuer on its Form 8-K, filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on February 20, 2018; and

(ii) Michael Gelfond, the sole director of Villanta.

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Reporting Persons is 1129 North Highland Ave, Atlanta, GA 30306.

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

(i) Michael Gelfond is the director of Villanta.

(ii) See Item 2(b).

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship:

(i) Villanta is a Georgia corporation.

(ii) Michael Gelfond is a citizen of the United States of America.

Item 3.          Source and Amount of Funds or Other Consideration.

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On February 14, 2018 the Issuer consummated the transactions contemplated by that certain Joint Venture Interest Contribution Agreement (the “Contribution Agreement”) made and entered into as of February 14, 2018 by and among (i) the Issuer; (ii) Mastermind Involvement Marketing, a Georgia joint venture (“MIM”), and (iii) Villanta, Mastermind Marketing, Inc., a Georgia Corporation (the “MM INC”) and Digital Advize, LLC, a Georgia limited liability company (“Advize”, together with Villanta and MM INC., the “Sellers”).

Pursuant to the Contribution Agreement the Sellers contributed, transferred, assigned and conveyed to the Issuer all right, title and interest in and to one hundred percent (100%) of such joint venture interest in MIM (the “Contributed Joint Venture Interest”), together with any and all rights, privileges, benefits, obligations and liabilities appertaining thereto, reserving unto such Seller no rights or interests therein whatsoever and in consideration for such contribution the Sellers collectively received from the Issuer twenty-nine million two hundred thirty-six thousand seven hundred fifty-nine (29,236,759) of the Common Stock representing eighty-five percent (85%) of the total outstanding Common Stock after the issuance of the Contribution Consideration (the “Contribution Consideration”) with each Seller receiving for its respective percentage of Contributed Joint Venture Interest that same percentage of the Contribution Consideration (such transaction, the “Business Combination”). As a result of the Business Combination, the Sellers became the controlling shareholders of the Issuer.

Item 4.          Purpose of the Transaction

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

 Item 5.          Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 34,396,187 shares of Common Stock outstanding as of February 14, 2018, as reported by the Issuer on its Form 8-K, filed by the Issuer with the SEC on February 20, 2018) are as follows:

Villanta Corporation
a)		Amount beneficially owned: 8,771,028	Percentage: 25.5%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	8,771,028
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	8,771,028
	iv.	Shared power to dispose or to direct the disposition of:	0
Michael Gelfond
a)		Amount beneficially owned: 8,771,028	Percentage: 25.5%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	8,771,028
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	8,771,028
	iv.	Shared power to dispose or to direct the disposition of:	0

(c) None of the Reporting Persons has effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 3 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.          Material to be Filed as Exhibits

Exhibit 2.1

Joint Venture Interest Contribution Agreement, dated February 14, 2018, by and among the issuer, MIM and the Sellers.

(incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the issuer with the SEC on February 20, 2018).

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 2018	Villanta Corporation

	By:	/s/ Michael Gelfond
Name: Michael Gelfond
Title: Chief Executive Officer and Director

Date: February 26, 2018

	By:	/s/ Michael Gelfond

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Exhibit 99.1

JOINT FILING AGREEMENT

AGREEMENT dated as of February 23, 2018, by and between Villanta Corporation, a Georgia Corporation, and Michael Gelfond (together, the “Parties”).

Each Party hereto represents to the other Party that it is eligible to use Schedule 13D to report its beneficial ownership of Common Stock, $0.001 par value per share, of CoConnect, Inc. Each Party hereto agrees that the Schedule 13D, dated February 23, 2018, relating to such beneficial ownership, is filed on behalf of each of them.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Date: February 23, 2018	Villanta Corporation

	By:	/s/ Michael Gelfond
Name: Michael Gelfond
Title: Chief Executive Officer and Director

Date: February 23, 2018

	By:	/s/ Michael Gelfond

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